Exhibit 99.1

CUIT 30-70496280-7

May 8, 2013

Buenos Aires

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Grupo Financiero Galicia S.A. – Class IV Notes for up to $ 150,000,000 (extendible up to $ 220,000,000)

Dear Sirs,

We are writing to you in connection with the Class IV notes for up to $ 150,000,000 (extendible up to $ 220,000,000) to be issued under the Global Program of simple, short, mid-and/or long term Notes, non-convertible into shares for a maximum outstanding face value of up to US$ 100,000,000 or the equivalent thereof in another currency (the “Program”).

Accordingly, after the finalization of the Subscription Period, the notes under the Program were issued with the following pricing terms:

1.	Principal Amount: $ 220,000,000

2.	Date of issuance: May 10, 2013

3.	Cutting Margin: 3.49% of face value

4.	Maturity Date: November 10, 2014

5.	Payment of Principal: 100% of the Class IV Notes’ face value will be paid on November 10, 2014

6.	Payment of Interest: Interest on the Class IV Notes shall be payable on November 10, 2013, May 10, 2014 and November 10, 2014

Yours faithfully,

José Luis Gentile

Authorized attorney at law

Grupo Financiero Galicia

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.